UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41101

TLGY Acquisition Corporation

(Exact name of registrant as specified in its charter)

4001 Kennett Pike, Suite 302

Wilmington, DE 19807

302-803-6849

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective as of June 25, 2026, TLGY Acquisition Corporation (“TLGY”) consummated the previously announced business combination (the “Business Combination”) with StablecoinX Inc., a Delaware corporation (“StablecoinX”), StablecoinX Assets Inc., a Delaware corporation (“SC Assets”), StablecoinX SPAC Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of StablecoinX (“SPAC Merger Sub”), and StablecoinX Company Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of StablecoinX (“Company Merger Sub”). As part of the Business Combination, among other things, TLGY merged with and into SPAC Merger Sub (the “SPAC Merger”) with TLGY surviving the SPAC Merger as a wholly owned subsidiary of StablecoinX. This Form 15 relates solely to the reporting obligations of TLGY under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of StablecoinX under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, TLGY Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TLGY ACQUISITION CORPORATION

Date: June 26, 2026	By:	/s/ Young Cho
	Name:	Young Cho
	Title:	Chief Executive Officer